03 MAR -3 AM 7:21

February 25, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

03007013

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated February 20, 2003, (Notice of Stock Transfer)
2. Press Release dated February 20, 2003,(Notice concerning Signing of Memorandum on Share Exchange)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 3/4

February 20, 2003

Sumitomo Metal Industries, Ltd.
Kanto Special Steel Works, Ltd.

Notice concerning Signing of Memorandum on Share Exchange

Sumitomo Metal Industries, Ltd. (hereinafter referred to as "Sumitomo Metals") and Kanto Special Steel Works, Ltd. (hereinafter referred to as "Kantoc") have resolved at their respective Board of Directors meetings held today that Kantoc shall become a wholly-owned subsidiary of Sumitomo Metals by way of an exchange of shares and have concluded a memorandum of understanding concerning the share exchange.

The definitive share exchange agreement is scheduled to be concluded in mid-May 2003, and the share exchange will be completed as of September 1, 2003, subject to an approval at the ordinary general meeting of shareholders at Kantoc to be held in late June 2003. Pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Sumitomo Metals will carry out the share exchange without an approval of the general meeting of shareholders.

1. Objectives of Share Exchange

Kantoc was founded in 1936 to manufacture hardened forged steel roll products in Japan. Since then, the company has become a comprehensive roll maker whose main business is to manufacture and market forged steel rolls, cast iron rolls and cast steel rolls for steel/nonferrous industries. In recent years, however, the company has been suffering from sluggish business results due to a substantial decline in prices caused by decreased demand and intensifying competition. Kantoc is currently undertaking to restore its core business under a restructuring plan announced last November.

Steps under the restructuring plan

- In its roll business, Kantoc will streamline its product line from the viewpoints of profitability and technological advantage, and shift its manufacturing base for both rolls and new materials to Sumitomo Metals' steel works in the Kansai region.

- The site of the current head office and factory (Tsujido, Fujisawa-shi, Kanagawa) will be sold to repay the company's debts after the site is flattened.

- The company will encourage voluntary retirement to resolve overstaffing resulting from the downsizing of operations and relocation of its manufacturing base.

The first phase of the voluntary retirement plan was completed by the end of January this year as scheduled.

In the context of the ongoing restructuring plan for Kantoc, Sumitomo Metals has resolved that it will acquire all of Kantoc's shares by way of the share exchange and make Kantoc its wholly-owned subsidiary. The reasons and objectives are:

- Rolls are important components for the steel business of Sumitomo Metals; especially, it is important to maintain a stable supply of high quality rolls since they directly contribute to

manufacturing technology and the quality of steel products.

- From the viewpoint of Sumitomo Metals' business strategy, it is advisable to secure the manufacturing technology for advanced rolls within its group companies. Kantoc's roll business, therefore, must be quickly revived to accommodate the technical needs of Sumitomo Metals.

Kantoc believes that its roll business must be restructured by reinforcing its competitive base and restoring efficiency to its operations. Kantoc has concluded that these objectives can be best achieved if the company has access to Sumitomo Metals' management resources by becoming its wholly-owned subsidiary. Therefore the Board of Directors of Kantoc has adopted a resolution for the company to become a wholly-owned subsidiary of Sumitomo Metals by way of share exchange. Kantoc plans to strengthen its competitiveness by relocating its manufacturing base to Sumitomo Metal's steel works in the Kansai region and sharing various infrastructures including the upstream-process production facilities. Kantoc will also strive to regenerate itself as a business entity that can respond to changes in the business environment in a flexible manner.

2. Terms and Conditions of Share Exchange

(1) Proposed schedule for share exchange

February 20, 2003	Share exchange memorandum of understanding approved at Board of Directors meetings and concluded
Mid-May 2003	Share exchange agreement to be approved at Board of Directors meetings
Late June 2003	Share exchange agreement to be approved at Kantoc's ordinary general meeting of shareholders (See Note below)
September 1, 2003	Effective date of share exchange

Note: Pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Sumitomo Metal shall carry out the share exchange without an approval of the general meeting of shareholders.

(2) Share exchange ratio

Company	Sumitomo Metals	Kantoc
Exchange ratio	1	0.606

Note: 1. Stock allotment ratio

0.606 shares of Sumitomo Metals' common stock will be allotted to each share of Kantoc's common stock. No shares will be allotted to the 18,326,953 shares of Kantoc's common stock currently held by Sumitomo Metals.

2. Basis for share exchange ratio

Sumitomo Metals retained Daiwa Securities SMBC Co., Ltd. (hereinafter referred to as "Daiwa SMBC") and Kantoc retained Global Management Directions Limited (hereinafter referred to as "GMD") to obtain the analysis and calculations for the share exchange ratio between the companies. Based upon these respective calculations results, Sumitomo Metals and Kantoc negotiated and agreed upon the above-stated share exchange ratio.

3. Results, methods and bases of valuation by the third parties

Daiwa SMBC compared and analyzed the stock values per share for Sumitomo Metals and Kantoc performing commonly used valuation methods including the market stock price

method. In obtaining the share exchange ratio, Daiwa SMBC considered of the results of such analyses. GMD analyzed the equity values of Sumitomo Metals and Kantoc primarily through the market stock price method, the discounted cash flow method and the adjusted net asset method. GMD conducted a review of these results and calculated an share exchange ratio.

4. Number of Sumitomo Metals shares to be issued upon share exchange
   23,706,727 shares of common stock

(3) Cash distribution upon share exchange
   There will be no cash distribution.

3. Summary of parties to share exchange

(1)	Trade name	Sumitomo Metal Industries, Ltd. (Parent company)	Kant~~o~~ Special Steel Works, Ltd. (Wholly-owned subsidiary)
(2)	Principal line of business	Manufacturing and sales of steel	Manufacturing and sales of roll
(3)	Incorporation	July 1949	October 1936
(4)	Head office	4-5-33 Kitahama, Chuo-ku, Osaka	1-3-1 Kandai, Tsujido, Fujisawa-shi, Kanagawa
(5)	Representative	Hiroshi Shimozuma President & Chief Executive Officer	Shozo Yoshii President & Representative Director
(6)	Capital	262,072 million yen	6,180 million yen
(7)	Outstanding number of shares	4,782,267,511 shares	57,446,966 shares
(8)	Shareholders' equity	320,361 million yen	12,871 million yen
(9)	Total assets	1,621,092 million yen	39,651 million yen
(10)	Date of settlement	March 31	March 31
(11)	Number of employees	8,333	281
(12)	Major customers	Sumitomo Corporation Sumikin Bussan Corporation	Sumitomo Metal Industries, Ltd. Sumitomo Corporation
(13)	Major shareholders and shareholding percentages	Sumitomo Trust & Banking 3.37%	Sumitomo Metal Industries 31.90%
		Sumitomo Mitsui Banking 3.31%	Sumitomo Mitsui Banking 4.30%
		Sumitomo Life Insurance 3.23%	Sumitomo Trust & Banking 3.86%
		Nippon Life Insurance 3.22%	Mitsui Sumitomo Insurance 3.68%
		Master Trust Bank of Japan 2.42%	Sumitomo Life Insurance 2.05%
		Sumitomo Corporation 2.15%	Japan Securities Finance 1.23%
		Taiyo Mutual Life Insurance 1.77%	Sumitomo Corporation 1.23%
		Japan Trustee Services Bank 1.41%	Nippon Steel Corporation 1.08%
		Shinsei Bank 1.19%	Takeshi Tsujimoto 0.87%
		Mitsui Asset Trust & Banking 1.12%	Master Trust Bank of Japan 0.58%
(14)	Major banks	Sumitomo Mitsui Banking Sumitomo Trust & Banking Mizuho Corporate Bank Bank of Tokyo-Mitsubishi	Sumitomo Trust & Banking Development Bank of Japan Mizuho Corporate Bank
(15)	Relationships between the parties	Capital	Sumitomo Metals is Kantoc's largest shareholder, owning 31.9% of its total outstanding shares.
		Personnel	An employee of Sumitomo Metals acts as a statutory auditor of Kantoc.
		Business	Sumitomo Metals purchases roll manufactured by Kantoc.

Note: 1. For Sumitomo Metals, (6) and (7) are as of January 31, 2003, and (8),(9),(11) and (13) are as of September 30, 2002
2. For Kantoc, (6) through (9) and (13) are as of September 30, 2002, and (11) is as of January 31, 2003.

(16) Financial results for the most recent three years (Unit: million yen)

<Non-consolidated>	Sumitomo Metal Industries, Ltd. (Parent company)			Kanto Special Steel Works, Ltd. (Wholly-owned subsidiary)		
End of fiscal years	March 2000	March 2001	March 2002	March 2000	March 2001	March 2002
Net sales	909,583	862,205	772,870	10,763	10,993	9,633
Recurring profit (loss)	(17,722)	12,975	1,007	(686)	(390)	(1,121)
Net income (loss)	(92,631)	5,948	(119,427)	(2,946)	1,865	(3,435)
Net income (loss) per share (in yen)	(25.50)	1.64	(32.88)	(51.28)	32.47	(59.79)
Dividend per share (in yen)	–	–	–	–	–	–
Shareholders' equity per share (in yen)	117.70	121.79	86.81	268.79	301.26	241.37

(Unit: million yen)

<Consolidated>	Sumitomo Metal Industries, Ltd. (Parent company)			Kanto Special Steel Works, Ltd. (Wholly-owned subsidiary)		
End of fiscal years	March 2000	March 2001	March 2002	March 2000	March 2001	March 2002
Net sales	1,424,104	1,497,641	1,349,528	11,812	12,023	10,796
Recurring profit (loss)	(63,791)	23,626	748	(676)	(398)	(1,107)
Net income (loss)	(145,124)	5,836	(104,720)	(2,992)	2,024	(3,423)
Net income (loss) per share (in yen)	(39.95)	1.61	(28.83)	(52.09)	35.23	(59.59)
Shareholders' equity per share (in yen)	94.05	101.36	75.56	263.26	298.50	238.93

4. Changes after share exchange

(1) Trade names, principal lines of business, head offices, representatives, capitals and capital reserves

With regard to the trade names, principal lines of business, head offices and representatives of the parties to the share exchange, there will be no immediate changes in the information outlined in "3. Summary of parties to share exchange" above. Increases in capital and/or capital reserve of Sumitomo Metals have not yet been determined.

(2) Effects on Sumitomo Metals' financial results

Sumitomo Metals expects no material effects on its consolidated financial results after Kantoc becomes its wholly-owned subsidiary by way of the share exchange.

February 20, 2003

Sumitomo Metal Industries, Ltd.
Representative: Hiroshi Shimozuma
President & Chief Executive Officer
Code Number: 5405
Address: 4-5-33 Kitahama, Chuo-ku, Osaka
Inquiries: Toshifumi Matsui
Chief, Public Relations Group
(Phone: 03-4416-6115)

Notice of Stock Transfer

In respect of Kokura Enterprises Co., Ltd. (Code No.9891, listed on the Fukuoka Stock Exchange), a consolidated subsidiary of Sumitomo Metal Industries, Ltd., we have decided to sell and transfer our company's interests by way of a tender offer which will be implemented by KP Holdings, Inc. This resolution was passed at a meeting of our Board of Directors, held on February 20, 2003.

1. Reasons for stock transfer

Kokura Enterprises Co., Ltd. is a prominent company in the Kitakyushu region and has developed various operations, including sales of oil, real estate, and building equipment and materials. The company listed its stock on the Fukuoka Stock Exchange in November 1990.

Regarding the relationship with our company, Kokura Enterprises Co., Ltd. became our affiliate in July 1953 and, as a group member, has contributed substantially to our group's operational expansion and profit improvement. However, from a business point of view, Kokura Enterprises Co., Ltd. has not been expected to produce multiplier effects, due to the nature of its business.

As our company moves to implement a plan to "select and concentrate operations," we have been considering a transfer of our interests in Kokura Enterprises Co., Ltd. to a corporation that is able to support Kokura Enterprises Co., Ltd. in further developing its business. We have, therefore, reached an agreement with Advantage Partners, Inc. (a private equity investment firm, hereinafter referred to as "AP"), and decided to sell and transfer our shares through a tender offer conducted by KP Holdings, Inc., which is managed and operated by AP.

Our company will retain 10% of KP Holdings' interest, and our business relationship with Kokura Enterprises Co., Ltd. will continue.

2. Details of stock transfer

Shares to be transferred	Transfer value	Remarks
5,245,000 shares of Kokura Enterprises' common stock	770 yen/share (4 billion yen)	Ratio of total outstanding shares: 58.3% (All shares to be transferred, excluding odd lots)

Kokura Enterprises Co., Ltd. has been a consolidated subsidiary of our company up to and including the most recent period. However, as a result of the sale and transfer of said shares by way of a tender offer, the company henceforth will be excluded from our list of consolidated subsidiaries.

<Projected effect on fiscal year 2002 business results, due to the transfer>

Non-consolidated settlement of accounts:	Transfer profit of 1 billion yen (Extraordinary profit and loss)
Consolidated settlement of accounts:	Transfer loss of 8.9 billion yen (Extraordinary profit and loss)

The above transfer profit and loss are included in the projected business results for fiscal year 2004(which will end March 31, 2004), which have already been announced.

3. Overview of Kokura Enterprises Co., Ltd.

(1) Company name:	Kokura Enterprises Co., Ltd.	
(2) Representative:	Koichi Takei, President and Representative Director	
(3) Head office:	2-15-1 Asano, Kokurakita-ku, Kitakyushu-shi	
(4) Established:	July 1931	
(5) Primary operations:	Sales of oil, real estate, building equipment and materials	
(6) End of fiscal year:	March 31	
(7) Employees:	250 (as of March 31, 2002)	
(8) Main offices:	Kitakyushu, Tokyo, Nagoya, Osaka, Hiroshima, Kumamoto, Oita and Kashima	
(9) Capital:	4,409 million yen (as of March 31, 2002)	
(10) Shares outstanding:	8,998,000 shares (as of March 31, 2002)	
(11) Major shareholders and percentage:	Sumitomo Metal Industries	5,245, 000 shares (58.3%)
	Bank of Fukuoka, Ltd.	312,000 shares (3.4%)
	Nishi-Nippon Railroad Co., Ltd.	299,000 shares (3.3%)
(12) Results (FY2001):	Sales	51,489 million yen
	Recurring profits	985 million yen
	Net income	120 million yen
	Total assets	48,622 million yen

4. Overview of Advantage Partners, Inc.

(1) Company name:	Advantage Partners, Inc.
(2) Representative:	Taisuke Sasanuma, Representative Partner
(3) Head office:	Imperial Tower, 1-1-1 Uchisaiwai-cho, Chiyoda-ku, Tokyo
(4) Established:	December 1992

(4) Main operations: Start-up and management of private equity investment funds

(5) Major investments: Kokunai Shinpan Co., Ltd.
(Acquired from Nippon Shinpan Co., Ltd.)
Actus Corporation
(Acquired from Minebea)
Aico Technologies, Co., Ltd.
(Acquired Japan Metals & Chemicals' information business division)

5. Overview of KP Holdings, Inc. (tender offer implementer)

(1) Company name:	KP Holdings, Inc.
(2) Representative:	Taisuke Sasanuma, President and Representative Director
(3) Capital:	10 million yen (as of February 20, 2003)
(4) Capital structure:	100% (as of February 20, 2003) MBI Fund II Advantage Partners, a limited liability investment partnership

6. Schedule

February 20, 2003:	Resolution at a meeting of our Board of Directors, execution of a tender offer agreement
February 21, 2003:	Public Notice and commencement of tender offer
March 19, 2003:	Completion of tender offer
March 27, 2003:	Commencement of Settlement of Tender Offer/Completion of stock transfer (tentative)